UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of June 2007

Commission File Number: 000-31172

ALBERTA STAR DEVELOPMENT CORP.

(Translation of Registrant’s Name into English)

200 – 675 West Hastings Street, Vancouver, B.C. V6B 1N2

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F]

Form 20-F X      Form 40-F _______

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)]

Yes _______ No    X

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)]

Yes _______ No    X

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12-g-3-3(b) under the Securities Exchange Act of 1934]

Yes _______ No    X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-_______________

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ALBERTA STAR DEVELOPMENT CORP.

Suite 506 - 675 West Hastings Street ∙ Vancouver ∙ British Columbia ∙ V6B 1N2

Telephone:  (604) 681-3131    Facsimile:  (604) 408-3884

NEWS RELEASE

June 20, 2007	TSX-V Trading Symbol: ASX
OTC BB Trading Symbol: ASXSF

ALBERTA STAR’S COMPREHENSIVE $15 MILLION DOLLAR IOCG & URANIUM PROGRAM IN FULL SWING AT ELDORADO & CONTACT LAKE, NT

Alberta Star Development Corp., (the “Company”) listed on the TSX Venture Exchange (ASX) and on the OTCBB (ASXSF), is pleased to announce that the Company’s 2007 summer/fall drilling program (the “2007 Program”) began in May 2007 and is expected to continue continuously until late October.  The Company believes the summer/fall 2007 drilling program will be one of the largest and most comprehensive IOCG & uranium projects ever conducted in Canada’s Northwest Territories, with a total budget of over $15 million dollars and utilizing up to five drill rigs. The Company is currently utilizing two Boyles BBS-25A (71 Series) drilling rigs supplied by Foraco Drilling Ltd., with three additional drill rigs arriving shortly on site. The Company’s proposed 40,000 meter drilling program for 2007 is being supervised by Aurora Geosciences Ltd., a geological services company from Yellowknife, NT.  The Company believes that Aurora has the required experience to run large exploration camps, and perform diamond drill supervision and oversee drill core logging in Canada’s northern regions.

 The 2007 Program is designed to expand recently discovered mineralized zones, determining continuity and orientation, locating higher grade extensions of IOCG and uranium mineralization, and preliminary testing of the remaining, untested mineralized and altered zones within the Eldorado & Contact Lake project areas.

The Eldorado & Contact Lake regions and are characterized by poly-metallic mineralization that may be amenable to either bulk tonnage or underground poly-metallic mining techniques. During the past two years Alberta Star has developed a competitive advantage for the sustainable development of the region and has done so by fostering a responsible long term relationship and taking a leadership role with the peoples of Sahtu Dene & Metis Land settlement region. Management believes the key to the sustainable development of this region is ongoing permitting and education, combined with extensive consultation and direct negotiations.

The Company has maintained an aggressive and balanced development approach by continually acquiring additional drill permits, identifying prospective new poly-metallic and uranium bulk tonnage targets and obtaining and updating historical data sets. The Company is currently implementing new advanced geophysical exploration techniques and is updating and completing environmental baseline studies that are designed to safeguard and respect the sensitive northern environment. The Company has adopted and implemented a long term sustainable development and environmental best practices policies for the Great Bear Lake region. The Company will continue to drill and develop its new discoveries at both the Eldorado & Contact Lake Projects.

 Details of the Company’s Project’s are as follows:

ELDORADO SOUTH CLAIMS-URANIUM TARGET

The Eldorado South uranium claim-block is a highly prospective radiometric anomaly (the “Eldorado South Anomaly”) which is situated on the Company’s  100% wholly owned Eldorado South uranium claims situated due south of the former Eldorado Uranium Mine in Canada’s Northwest Territories. The uranium claims consist of sixteen contiguous claims located south of the Eldorado uranium mine on the east side of Great Bear Lake, NT and consist of 15,055.31 hectares (37,202.32 acres).(News Release March 26, 2007). The Eldorado South Anomaly is over 3.5 kilometers in length and the expression suggests a potential near surface uranium target. The radiometric profiles show a clear well defined anomaly with a marked correlation of strong thorium (Th) and potassium (k) ratio patterns.  The Eldorado South Anomaly has never been explored nor drill tested and will be an important focus of exploration by the Company in 2007.  The Eldorado South Anomaly was discovered in 2006 as a result of the completion of a High Resolution, Multi-Parameter Regional Radiometric and Magnetic geophysical survey which was conducted in July, 2006 and consisted of 16,708 line-kilometers at 100 meter line-spacing’s. The purpose of the radiometric survey was to measure the gamma radiation field and locate prospective areas of high-grade uranium and poly-metallic deposition. (www.alberta-star.comeldoradosouth/index.html)

ELDORADO-URANIUM TARGET

In 2006, the Company discovered a new zone of hydrothermal and structurally controlled poly-metallic vein breccias at Eldorado on the North side of Echo Bay. The program was designed to re-evaluate the economic potential of the former Eldorado-Echo Bay silver and uranium mines. Seven of the nine holes encountered widespread poly-metallic and uranium mineralization. The Company intersected 5.0 meters of 0.22% U308 including 0.70 % U308 over 1.5 meters  as well as 1.05% U308 over 1.0 meter  and 2.07% U308 over 0.5 meters. Another significant intercept was 1.5 meters of 514.0 g/ton silver and 0.81% copper. (NR January 29, 2007) Other significant poly-metallic IOCG and uranium mineralization was intersected.  The newly discovered hydrothermal and structurally controlled breccias are enriched in uranium, silver, gold, copper, nickel, cobalt, lead, zinc and vanadium. The completion of the drilling has confirmed additional widespread poly-metallic and uranium mineralization.

ECHO BAY-IOCG & URANIUM TARGET

The program was designed to re-evaluate the economic potential of the former Eldorado-Echo Bay silver and uranium mining district at Echo Bay in Canada’s Northwest Territories.. The initial drill results discovered a new zone of hydrothermal and structurally controlled poly-metallic vein breccias that are enriched in silver, copper, nickel, cobalt, lead and zinc. The Echo Bay silver-uranium target is located on the Company’s property, on the north side of Echo Bay. The Company intersected 10.5 meters of 117.1 g/ton silver, 0.14% copper, 0.46% lead, 0.21% zinc and 0.18% nickel. This interval also included 5.0 meters of 237.9 g/ton silver, 0.24% copper, 0.45% lead, 0.20% zinc, 0.37% nickel and 0.09% cobalt and 1.50 meters of 739.5 g/ton silver, 0.19% copper, 0.56% lead, 0.45% zinc, 1.20% nickel, 0.22% cobalt.  A half meter zone of high grade 2,186.0 g/ton silver, 0.78% zinc, 3.57% nickel, 0.31% copper and 0.65% cobalt was also intersected in this interval. (NR. February 5, 2007)

Three of five drill holes confirmed additional poly-metallic mineralization at Echo Bay. Three of five drill holes intersected multiple zones of altered and highly mineralized poly-metallic breccias with disseminated and vein hosted copper, silver, cobalt, nickel, lead, zinc, iron and vanadium mineralization.

ECHO BAY SOUTH-IOCG & URANIUM TARGET

The Echo Bay South and Mag Hill drill programs were designed to evaluate the silver, uranium and poly-metallic potential of this newly emerging mineralized area. The region is situated at the southern end of the southeast arm of Echo Bay and is viewed by the Company as having the potential to host bulk tonnage poly-metallic mineralization. The drill results were successful in intercepting significant silver mineralization beneath a large pyritic gossan. The silver is contained in pyrite, chalcopyrite veins and disseminations within a kilometer scale phyllic and potassic alteration halo. The alteration zone is peripheral to an extensive zone of intense magnetite-actinolite-apatite alteration that was intersected in all holes drilled in the Mag Hill Program.  The South Echo Bay gossan silver-uranium target is located on the Company’s property, on the southern end of Echo Bay and 3 km due east of the Contact Lake Silver & Uranium mine. The Company intersected 133 meters of 8.78 g/ton silver in hole number six. This interval also included 13.5 meters of 17.73 g/t silver, 6.0 meters of 22.13 g/t silver, 7.5 meters of 20.54 g/t. Hole number four intersected 37.5 meters  of 20.69 g/t silver including a 3.0 meter high grade zone of 195.7 g/ton silver. A further 1.5 meters of 51.1 g/t silver were intersected in hole number five. (NR March 1, 2007).

K2 DISCOVERY-IOCG TARGET

The K2 target area is a new IOCG discovery in which significant poly-metallic copper, gold, silver and cobalt mineralization was encountered in a preliminary drilling program along a 250 meter strike length to a vertical depth of 300 meters. The mineralized zone remains un-delineated and open at depth and along strike in both directions. The mineralized zone is part of a regionally extensive linear zone of phyllic, potassic, hematite and magnetite, magnetite-actinolite alteration zones, often appearing at surface as phyllic-potassic gossans. Highlights from significant mineralized down hole intervals include 49.52 meters of 0.25% copper of 0.37% copper, 2.6 g/ton silver and 0.03% cobalt, 21.45 meters of 0.49% copper and 2.3 g/ton silver, 24.0 meters of 0.40% copper, 3.3 g/ton silver and 0.4 g/ton gold, 2 meters  of 0.29% copper, 5.15 g/ton silver and 0.21% cobalt, and 1 meter of 3.19% copper, 0.44% lead, 0.75% zinc and 164.8 g/ton silver. (NR. Dec 14, 2006) Dozens of additional significant intersections were previously reported by Alberta Star from this preliminary drill program. (NR January 17, 2007) The mineralization occurs within the same suite of volcano-plutonic rocks that host other poly-metallic zones in the Eldorado & Contact lake mineral belt, including the former El Bonanza Silver- Uranium (U-Ag) and the Eldorado Uranium (U-Ag- Cu- Co- Ni- Bi) mines.

MILE LAKE-IOCG TARGET

During the 2006 exploration season the Company discovered a new high grade poly-metallic skarn breccia that is rich in copper, molybdenum, lead, zinc, silver and tungsten, known as the Mile Lake Breccia situated on the Company’s Contact Lake property on the south side of Echo Bay.  Preliminary drilling of the Mile Lake Breccia yielded significant poly-metallic drill results from an 8 hole drill program. Both drilling and field work confirmed widespread poly-metallic mineralization at several target areas at Mile Lake, in both exploration rock sampling and in drill core. The Mile Lake Breccia is a new discovery in which poly-metallic mineralization and alteration is intermittently exposed for over 2 kilometers in strike length, within a regionally extensive laminated volcaniclastic tuff. The Company intersected 8.62 meters of 29.1 g/t silver, 1.81% copper, 1.19% zinc, 0.64% lead, 0.05% molybdenum and 0.03% Tungsten in hole number CLMB-06-01. Hole number CLMB-06-02 intersected 9.90 meters of 32.6 g/t silver, 1.16% copper, 1.76% zinc, 0.80% lead, 0.07% molybdenum and 0.09% Tungsten. Hole number CLMB-06-03 intersected 4.50 meters of 12.13 g/ton silver, 0.22% copper, 0.26% zinc. Hole-number CLMB-06-04 intersected 3.0 meters of 23.20 g/ton silver. Hole number CLMB-06-07 intersected 1.5 meters of 29.10 g/ton silver, 0.36% copper and 0.15% zinc. A further 1.0 meter of 41.10 g/ton silver and 0.12% zinc were intersected in hole CLMB-06-05. (NR November16, 2006), (NR April 5, 2007). The mineralization occurs within the same suite of volcano-plutonic rocks that host other poly-metallic zones in the Eldorado & Contact lake mineral belt, including the former El Bonanza Silver- Uranium (U-Ag) and the Eldorado Uranium (U-Ag- Cu- Co- Ni- Bi) mines.

MAG HILL- IOCG & URANIUM TARGET

The Mag Hill target is the site of the most extensive hydrothermal magnetite-actinolite- feldspar-apatite plus sulphide alteration along the Contact Lake Mineral Belt in the northern part of the Great Bear Magmatic Zone. The host rocks are alkali (sodic or potassic) and or actinolite-epidote altered andesites. The core zone comprises a pervasive alkali feldspar-scapolite-magnetite-actinolite-apatite hydrothermal assemblage. The alteration signature and zone at Mag Hill is similar to that of the Port Radium- Eldorado uranium mine area situated on Labine Point, NT.  The Mag Hill discovery zone and target area is defined by predominately pyrite mineralization, which is present intermittently throughout the Mag Hill region and in an extensive gossan at the southeast end of Echo Bay, with minor amounts of visible malachite.  In addition, uranium, cobalt, nickel, copper, silver, lead and zinc enrichments are present locally as veins, veinlets and disseminations that extend outward in the southern and eastern extensions of the Mag Hill area.  The rock samples assayed to a maximum of 0.69% uranium, 68.0 g/ton silver, 4.98% copper, 0.40% lead, 0.49% zinc, 0.23% nickel, 0.58% cobalt, 0.4 g/ton gold and 0.10% bismuth. (NR. January 8, 2007)

ELDORADO & CONTACT LAKE-5 YEAR CLASS “A” DRILLING PERMITS ISSUED-FULLY PERMITTED FOR 2007

The Company is now in receipt of all the required permits to undertake its 2007 drill program and intends to begin accelerating its uranium and poly-metallic exploration and drilling activities on all of its drill targets for 2007. The Company has been granted two new amended five-year Sahtu Land & Water Board Class “A” Land Use Permits amendments (Eldorado/Glacier Lake and Contact Lake) for long term diamond drilling at both the Eldorado & Contact Lake Projects. The Eldorado/Glacier Lake Permit (Permit No. SO5C-012) is valid until April 26, 2013 and the Contact Lake permit (Permit No.S05C-002) is valid until August 24, 2012.  The Company has also submitted a formal application for a third drill permit to the Sahtu Land and Water Board (SLWB). This third “5-Year” drill permit application has requested 15,000 meters of drilling per year, over a five-year period for a total of 75,000 meters, which includes the area of the recently discovered Eldorado South radiometric anomaly. This prospective uranium target is being prepared for reconnaissance and detailed sampling, mapping and subject to receipt of the third drill permit, drilling in 2007.

THE ELDORADO URANIUM MINE – ELDORADO URANIUM DISTRICT

The Eldorado Uranium Mine formerly mined and produced 15 million pounds of uranium at an average head grade of 0.75% U308 and 8 million ounces of silver plus, copper, nickel, radium, polonium and lead at the Eldorado - Port Radium area commencing in 1933. (Normin NTGO: SENES Report 2005) The Eldorado Uranium Mine has approximately 25 miles of existing underground workings developed on fourteen levels and was formerly one of Canada’s principal producers of high grade uranium pitchblende concentrates from the 1930’s to the 1960’s. The Echo Bay Mine produced over 23,779,178 million ounces of silver at an average head grade of approximately 66 ounces per ton prior to its closure in 1982. The Company has received a detailed technical library of property reports, datasets, historical data, drill logs, historical production records and uranium assay reports pertaining to the Eldorado uranium leases, which were formally owned by Eldorado Mining and Refining Ltd.

The Company has assembled an experienced IOCG & uranium technical team with advanced uranium exploration expertise, whom believe the Eldorado & Contact Lake district has the potential to host both Olympic Dam and volcanic hosted styles of copper, gold, and uranium deposits. The current June 19, 2007 spot price for uranium provided by the Ux Consulting Company LLC (www.uxc.com) was $136.00 US per pound

ALBERTA STAR DEVELOPMENT CORPORATION

Alberta Star Development Corp. is a Canadian mineral exploration company that identifies, acquires, finances advanced stage exploration projects in Canada. The Company is committed to creating long term shareholder value through the discovery of base, precious metals and uranium.

ALLAN FELDMAN-INVESTOR RELATIONS

Investors are welcomed to contact Mr. Allan Feldman, the Company’s In-house Investor Relations and Corporate Communications Specialist, for all corporate updates at (604) 948-9663.

FOR FURTHER INFORMATION, PLEASE CONTACT:

Tim Coupland. President and CEO

Alberta Star Development Corp.

Tel 604.681.3131           Fax 604.408.3884

www.alberta-star.com

ALBERTA STAR DEVELOPMENT CORP.

Tim Coupland

President & CEO

Dr. Hamid Mumim Ph.D., P.Eng. is the qualified person for the Eldorado & Contact Lake IOCG and Uranium Projects.

These results have been prepared under the supervision of Dr. H Mumin, Ph.D., P.Eng, who is designated as a Qualified Person with the ability and authority to verify the authenticity of and validity of this data.  All rock samples were analyzed by Acme Analytical Laboratories Ltd. (“ACME”) in Vancouver B.C., Canada using ICP-MS and ICP-FA analysis techniques.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this News Release.

This news release contains certain statements that may be deemed “forward-looking statements”.  All statements in this release, other than statements of historical fact, that address future production, reserve potential, exploration drilling,  exploitation activities and events or developments that the Company expects to occur, are forward looking statements.  Forward looking statements are statements that are not historical facts and are generally, but not always, identified by the words “expects”, “plans” “anticipates”, “believes”, “intends”, “estimates”, “projects”, “potential” and similar expressions, or that events or conditions “will”, “would”, “may”, “could” or “should” occur.  Information inferred from the interpretation of drilling results and information concerning mineral resource estimates may also be deemed to be forward looking statements, as it constitutes a prediction of what might be found to be present when and if a project is actually developed.  Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results may differ materially from those in the forward-looking statements.  Factors that could cause the actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, and continued availability of capital and financing, and general economic, market or business conditions.  Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements.  Forward looking statements are based on the beliefs, estimates and opinions of the Company’s management on the date the statements are made.  The Company undertakes no obligation to update these forward-looking statements in the event that management’s beliefs, estimates or opinions, or other factors, should change.  For further information investors should review the Company’s filings that are available at www.sedar.com or contact Tim Coupland, President at (604) 681-3131.